Issuer Free Writing Prospectus dated June 20, 2023

Filed Pursuant to Rule 433

Registration Nos. 333-255424 and 333-271262

New Luxury Apartment Complex Situated In Downtown Sweet Spot

Before I get into the latest development with Belpointe PREP, LLC (“Belpointe OZ” or the “Company”) (NYSE American: “OZ”), I wanted to bring to everyone’s attention that time is of the essence for those investors looking to shelter capital gains realized during December 2022.

Those investors that have filed a tax extension or may be considering an amendment and who are sitting on capital gains that were realized at the end of 2022 can still take full advantage of deferring payment on federal (and in most cases state) capital gains taxes by reinvesting them into a qualified opportunity fund (a “QOF”), like Belpointe OZ, and taking advantage of the 180-day look-back window that allows capital gains realized in December 2022, to be offset and not recognized until December 31, 2026.

Most all forms of capital gains qualify for tax deferment—stocks, bonds, mutual funds, ETFs, real estate, the sale of a business, trademarks, patents, cryptocurrencies, precious metals, collectibles, livestock, cars, aircraft, marine craft, etc.

Being that this kind of decision is now on a short string, if you have questions about QOFs or Belpointe OZ, you can give me, Cody Laidlaw, a call at (203) 883-1944 or email me at IR@belpointeoz.com and I can answer as many of your questions as possible and direct you to resources that will provide you with information about the nuts and bolts of QOFs and opportunity zone investing.

In the meantime, the potential growth and income from capital gains reinvested in a QOF can be compounded free of taxation as long as the QOF investment is held for at least 10 years, through December 31, 2047. Another key point: there is no limit on how much in realized capital gains one can reinvest into a QOF.

Dovetailing on the progress being made with Belpointe OZ’s Sarasota project, this past week we issued a press release about construction underway at our project in downtown St. Petersburg, Florida, progressing the momentum of our OZ business model. At the core of the project is a brand new 269-unit development located at 902-1020 First Avenue North in St. Petersburg, Florida (“1000 First”). This exciting new development will be the latest addition to the thriving St. Petersburg community and will feature a wide variety of studio, one-bedroom, two-bedroom, and three-bedroom apartment homes.

Source: Belpointe PREP, LLC, rendering of 1000 First Avenue North, St. Petersburg, Florida (as of June 2023).

1000 First, St. Petersburg, FL

● 269 units

● Approximately 15,500 square feet of retail space

● Downtown St. Petersburg, Florida

With approximately 15,500 square feet of retail space and standing at an impressive 15-stories tall, this development promises to offer residents an unparalleled living experience. The complex will feature a club room, fitness center, and swimming pool, providing a luxurious and comfortable living environment. Again, this centrally located luxury complex could command high occupancy rates given its proximity to the heart of St. Petersburg and walking distance to the Tampa Bay waterfront, with a Walk Score® ranking of 95 out of 100 as of this writing and direct access to downtown amenities such as public parking, restaurants, museums and cultural sites.

Source: Google Maps (Last accessed June 18, 2023).

The St. Petersburg area is home to more than 20 corporate headquarters, and Belpointe OZ believes that this new development is sure to provide expansion options to both businesses and residents in the area. With its prime location and extensive amenities, we expect 1000 First to be a highly sought-after living destination for those looking to enjoy the best of what St. Petersburg has to offer.

Click on the link below to review Belpointe OZ’s current properties in the various phases of conception of the project, remodel, ground-up construction and acquisition.

https://investors.belpointeoz.com/select-oz-development-sites/

St. Petersburg placed 44th on Niche’s 2023 Best Cities to Live in America list, earning an Overall Niche Grade of A. St. Petersburg is currently the 5th largest city in Florida and the 87th largest city in the United States. Downtown St. Petersburg has experienced increased demand in recent years because of its proximity to the water, sporting events, shopping, bars and restaurants in the neighborhood.

Other current events propelling Belpointe OZ through the 2023 midpoint include its May 17th we announcement of the commencement of an offering to raise up to $750 million in capital. This latest offering affords broker-dealers the opportunity to participate in the selling group, and Belpointe OZ has retained Emerson Equity LLC as dealer manager for the offering. Interested broker-dealers may contact Cody Laidlaw at IR@BelpointeOZ.com or call 203-883-1944 for further information.

Advisors and investors alike should also be aware that Belpointe OZ recently announced its unaudited quarterly net asset value (“NAV”) as of March 31, 2023, of $351.7 million or $99.82 per Class A unit. Class A units of OZ, as of June 16th, are trading at around $89, an 11% discount to NAV.

Belpointe OZ is the only publicly traded QOF that is building and acquiring full-featured Class A apartment complexes in cities that, according to our research, are continuing to grow, like Sarasota, Florida, and Nashville, Tennessee.

QOFs, like Belpointe OZ, offer investors looking to shelter capital gains a viable opportunity. As part of the program structure, any taxable gain invested in a QOF is not recognized (on the federal level and in many states) until December 31, 2026 (due with the filing of the 2026 return in 2027), or until the interest in the QOF is sold or exchanged, whichever occurs first. The potential to compound growth and income thereafter within QOFs expires on December 31, 2047.

Moreover, in my opinion, Belpointe OZ represents an attractive alternative to Internal Revenue Code Section 1031 like-kind exchanges. Investors that have sold real estate within the past 180 days and that may be under pressure to comply with Section 1031 regulations in order to complete a tax-free exchange, may want to avoid the inconvenience of having to identify a replacement property (and one or more alternative replacement properties, just in case a replacement property falls through) within 45 days of selling the original property, escrowing the sale proceeds with a 1031 qualified intermediary, and closing on a replacement property within 180 days of the sale of the original property. Instead, investors may want to consider investing capital gains from the sale of the original property into a QOF, like Belpointe OZ.

Further, in its effort to disrupt the U.S. real estate industry, Belpointe OZ is charging among the lowest fees in the market, including:

● No investors servicing fees;

● No disposition fees;

● 0.75% annual management fee; and

● 5% carried interest

Have questions? You can contact me, Cody Laidlaw, at (203) 883-1944. I can answer as many of your questions as possible and direct you to resources that will provide you with information about the nuts and bolts of QOFs and opportunity zone investing, so you can start planning today.

Cody H. Laidlaw

Editor-in-Chief

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Disclosure: Cody H. Laidlaw is the Chief Business Development Officer and Head of Investor Relations. Cody is also an investment advisor representative with Seaside Advisory Services, Inc. (d/b/a Seaside Financial & Insurance Services), a SEC registered investment adviser offering advisory accounts and services, and holds a long position in Belpointe PREP, LLC’s Class A units.

Important Information and Qualifications

The information in this communication is for illustrative, educational and informational purposes only and is subject to change. Nothing in this communication is or should be construed as an offer to sell or the solicitation of an offer to buy any securities. Offers may only be made by means of a prospectus.

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Prior to making an investment decision, you should read Belpointe OZ’s prospectus and the other documents that it has filed with the SEC in their entirety, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com or from any broker-dealer participating in the offering.

The information in this communication should not be relied upon as investment or tax advice. You should consult with your own investment and tax advisers concerning the federal, state and local income tax consequences of purchasing, owning or disposing of securities in the offering, and of Belpointe OZ’s election to qualify as a partnership and qualified opportunity fund for federal income tax purposes. There is no guarantee that Belpointe OZ will continue to qualify as a partnership or qualified opportunity fund.

Past performance is not an indicator or a guarantee of future performance. An investment in the offering to which this communication relates involves a high degree of risk, including a complete loss of your investment, and may not be suitable for all investors. The price of Belpointe OZ’s securities will fluctuate in market value and may trade above or below net asset value. Brokerage commissions and expenses will reduce returns.

The offering to which this communication relates is being made on a best-efforts basis on behalf of Belpointe OZ through Emerson Equity, LLC, Member FINRA, SIPC, as managing broker-dealer.

©2023 Belpointe PREP, LLC. All rights reserved.